Exhibit 99.6

NiceVision IP-based Video Security Solution with Real-time Analytics to Reduce
Safety Risks and Operational Bottle-necks for China’s Tianjin Metro

Expands footprint of NICE security solutions in China for securing mass transit passengers, following success of eight prior deployments

Ra’anana, Israel, May 18, 2011 - NICE Systems Ltd. (NASDAQ: NICE), today announced that China’s Tianjin Metro will be implementing NiceVision’s IP video security solution with video analytics to enhance the safety and security of 23 stations along its Line 2 route. This implementation will constitute the ninth deployment of NICE security solutions across different lines and cities in China’s mass transit system, once again further expanding the company’s footprint in the country beyond Beijing.

Line 2 of the Tianjin Metro is a mostly underground rapid transit line, running from 23.5 km from west to east of the city. The NiceVision IP video security solution will provide seamless surveillance of the railway, its tracks, stations and passengers. The solution will deliver real-time alerts directly to the metro’s security personnel on incidents such as unauthorized entry. This will enable them to detect and verify incidents early. This resulting increase in situational awareness will help to mitigate risks, enhance passenger safety and better protect metro assets. The NICE solution will also enable the metro’s security personnel to keep track of the number of people at multiple entries and exits. This trend analysis capability provides business insight that can be utilized to enhance commuter service levels.

Raghav Sahgal, President, Asia Pacific, said, “This is another project which shows the positive momentum our security solutions for mass transit are enjoying in the Chinese market. Nearly two dozen major cities have received approval from the Minister of Railways in China in late 2009, to build 89 metro lines by 2016. Tianjin is among these cities. Accordingly, we are seeing a rise in demand in China for advanced video surveillance that can effectively protect passengers. Our non-intrusive IP-based video surveillance address these needs, enabling comprehensive coverage without disturbing operational integrity— a key consideration for transit environments. We are happy to have been chosen for this project and to be taking a leading role in the country’s expansive mass transit system.”

The NICE Security Offering addresses the needs of governments and enterprises with intent-based solutions for fighting crime and terror, by anticipating, managing and mitigating safety, security and operational risks. The offering enables capturing, analysis and correlation of data from multiple sensors and systems, including audio, video, radio, geo-location and web, providing a framework for fusing data silos into a single, holistic operational view. NICE Security solutions empower organizations to act effectively in real time to prevent, manage and investigate incidents, ensuring fast resolution and debriefing, and continuous security improvements. NICE Security solutions are deployed worldwide in transportation systems, critical infrastructures, city centers and enterprise campuses.

About NICE Systems
NICE Systems (NASDAQ: NICE), is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media
Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448

Asia Pacific Media Contact
Sharon Tan	NICE Systems APAC Sharon.tan@nice.com	+65 6501 1416
Investors
Anat Earon-Heilborn	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/NICETrademarks.html.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Sahgal, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.  The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.